<PAGE 22>



                      SAND SPRINGS PROJECT

                    CHURCHILL COUNTY, NEVADA

                      1998 PROJECT REPORT





                         John A Rice

                             For

                   MIRANDA INDUSTRIES INC.

                        December 1998

<PAGE 23>


AUTHOR'S CERTIFICATE

I, John A. Rice, of Reno, Nevada do hereby certify:

1) That I am a consulting geologist whose address is P.O. Box 20074, Reno, Nevada, 89515.
2) That I have practiced my profession as a geologist for 18 years.
3) That I am a graduate of Colorado State University with a Bachelor of Science degree in Geology (1978) and a Masters of Science degree in Economic Geology (1984) from the same university.
4) That I consent to the use of this report dated December 1998, entitled "Sand Springs Project, Churchill County, Nevada".
5) This report was prepared by myself from data collected during the 1997 field season.


                                           John A. Rice
                                           /s/ John A. Rice
                                           Consulting Geologist

<PAGE 24>

                      Table of Contents


SUMMARY                                 3
INTRODUCTION                            3
LOCATION                                4
HISTORY                                 4
WORK ACCOMPLISHED                       6
REGIONAL GEOLOGY                        8
LOCAL GEOLOGY                           8
  Stratigraphy                          8
  Structure                            11
  Alteration                           12
  Mineralization                       13
RESULTS                                13
  Rock Chip Samples                    13
  Soil Samples                         13
  Magnetometer Survey                  14
CONCLUSION AND RECOMMENDATIONS         14
REFERENCES                             17

                           Figures

FIGURE 1 - LOCATION MAP                 5
FIGURE 2 - SAMPLE LOCATION MAP          7
FIGURE 3 - GEOLOGIC MAP                 9
FIGURE 4 - CROSS-SECTION               10

                         Appendices

APPENDIX 1 - ROCK CHIP ASSAYS          18
APPENDIX 2 - SOIL ASSAYS               19

                          Plates

PLATE 1 - GOLD SOIL GEOCHEM MAP        20
PLATE 2 - COPPER SOIL GEOCHEM MAP      21
PLATE 3 - MERCURY SOIL GEOCHEM MAP     22


                                                   2

<PAGE 25>


SUMMARY

     The Sand Springs project is an early stage exploration property located in the Sand Springs Mining District, of Churchill County, Nevada. The district has seen a long history of production starting in 1905 and continuing until the mid-1960's. District wide production has been approximately 21,000 ounces gold and 1,300,000 ounces silver.

     Pegasus Gold Corporation had an exploration program on the property in 1992-1993. Their program consisted of collecting 108 rock chip samples, cursory geologic mapping, and drilling 13 reverse circulation drill holes. They intersected anomalous gold in one drill hole and anomalous copper in 2 other drill holes. Pegasus never followed up these anomalies. Cordex Exploration also explored the area briefly, though did not acquire it. Miranda USA became interested in the property in September 1997. Their program consisted of detailed geologic mapping, rock chip and soil sampling, and conducting a ground magnetometer survey.

     Lithologies existing at the Sand Springs property include a Triassic limestone overlain by an interbedded unit of phyllite, schist, and metaconglomerate. Overlying the metasediments are Teritary ryholite tuffs and extensive basalt flows. The limestone and metasediments are intruded by a Cretaceous diorite. At the contact of the limestone and diorite, in the western part of the property, there is a major north-northeast striking shear zone. The shear zone cuts the diorite and limestone and to the south of these units it cuts the overlying ryholite.

     The Sand Springs project represents an opportunity of discovering a skarn-hosted gold deposit near the contact of the Triassic limestone and a Cretaceous diorite. In addition to the skarn mineralization, there are numerous gold-bearing quartz +/- tourmaline veins which cut the lower limestone unit and the diorite. These discontinuous vein structures strike north-northeast and dip steeply west. The limestone and diorite that host these two styles of mineralization are located at the site of a major north-northeast striking shear zone. Immediately to the south of the limestone and diorite, the rocks are in fault contact with an overlying Tertiary rhyolite. The rhyolite has been downdropped a minimum of 400-500 feet (120-150 meters). This block has been intersected by shearing but has not been cut by north-northeast striking quartz +/- tourmaline veining.This rhyolite block is also the host for at least one northwest striking epithermal quartz vein structure. This vein is weakly anomalous in gold but is strongly anomalous in mercury. This northwest striking vein and the north-northeast striking shear zone represents another target on the property.

INTRODUCTION

     The Sand Springs property is an early-stage exploration property in the Sand Springs Mining District. The Sand Springs District includes the Summit King-Dan Tucker, Summit Queen, and Twilight mines. The Sand Springs property lies approximately 2 miles (3.2 kms.) west of the Summit King mine. Gold was first discovered in the area in 1905 at the Dan Tucker mine. Little work was done on the property until 1912 when work on a 100 foot shaft was initiated. Production started in 1919 (Vanderburg, 1940). Most of the production has come from


                                                   3

<PAGE 26>


the Summit Queen-Dan
Tucker mines. District wide production has been approximately
21,000 ounces. gold and 1,300,000 ounces. silver (Willden and Speed, 1974). Some tungsten has been produced but the amount is not known.

     Limited scale production on the Summit King-Dan Tucker mines is scheduled to begin in the summer of 1998 (Bill Campbell, personal communication). A gentleman named John Wacker from California is the operator/owner of the mine.

     The majority of the field work and report preparation was completed by John Rice, an independent geologist. The geophysical survey was completed by Tom Carpenter, a consulting geophysicist, and surveying was conducted by Grand River Exploration.

LOCATION

     The Sand Springs property is located in the Stillwater Range about 2 miles (3.2 kms.) west of Sand Springs Pass on U. S. Highway 50 and 30 highway miles east of Fallon on U. S. 50 (48 kms.) in Churchill County, Nevada (Fig. 1). The property is approximately one half mile (0.8 km.) north of the highway. The property is located approximately 23 miles (37 kms.) north of the Rawhide mine (1,600,000 ounces gold) and 38 miles (61 kms.) south-southwest of Fondaway Canyon.

     Eleven lode claims have been located and filed by Miranda
USA on land administered by the U. S. Bureau of Land Management.
The claims are named Dune 1-8, 22-24 and they are situated in sections 3, 4, 9, and 10 of T16N and R32E.

HISTORY

     The Sand Springs district has had a long history of exploration and production. The following historical account was taken from Arizona Geological Society's 1987 Walker Lane Report.

     In 1905, two prospectors discovered vein mineralization at the site of the Dan Tucker mine. Development on the vein began in 1912 and production began in 1919. The Martin Brothers, Co. leased the mine from the prospectors. They initially produced 150 tons of ore worth between $125-$300 per ton. The company explored other east-west striking parallel vein structures that contained rich cerargyrite ore. In 1924, the property was acquired by Senator N. H. Getchell. In 1934, the Dan Tucker mine was leased to Rosetta Mines Co. who continued production and reportedly discovered a "middle vein" of 9 foot (3 m) width located 1000 feet (305 meters) east of the main shaft. There was no recorded production from 1942-1947. After this time the district saw intermittent


                                                   4

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FIGURE 1 - LOCATION MAP


<PAGE 28>


     production from several mines until 1951. There is no recorded production after 1952. Recent years has seen many examinations and limited exploration for porphyry copper in section 3, for tungsten along the southern edge of the district associated with skarn mineralization, and for precious metals along the principal vein system.

WORK ACCOMPLISHED

     Pegasus Gold Corporation had an exploration program in the Sand Springs area in 1992-1993. Their program consisted of collecting 108 rock chip samples. Forty-two out of the 108 samples (38%) contained greater than 100 ppb gold and 26 of the 108 samples (24%) contained greater than 0.1% Cu. A ground magnetic survey consisting of 32.45 miles (52 kms.) line miles was completed and 13 reverse circulation holes were drilled for a total of 4,630 feet (1,410 meters). Pegasus' exploration work was concentrated to the northeast of the area that Miranda USA is working.

     Pegasus' drilling found that the diorite intrusive underlying the metasedimentary rocks is more widespread than surface mapping indicated. The metasedimentary rocks were found to be mainly a thin roof pendant on the diorite (Pegasus drill report, 1993). Drill hole PSS-4-93 intersected 10 feet (3 meters) of 0.15 ozs Au/t -between 290-300 feet (88-91 meters) within high temperature calc-silicate skarn and quartz microveining. Drill holes PSS-12-93 and PSS-13-93 had anomalous Cu mineralization. Hole PSS-12-93 encountered 30 feet (9 meters) of 0.73% Cu between 60-90 feet (18.3-27.4 meters) and PSS-13-93 encountered 30 feet (9 meters) of 0.44% Cu between 200-230 feet (60-70 meters). Drill holes PSS-12-93 and PSS-13-93 are approximately 600 feet (185 meters) apart, along a north-northeast trend, which is the main trend of structures and mineralization in the area.

     Pegasus Gold Corporation never followed up these drill hole anomalies even though their drill report recommended further work in the area should be conducted.

     Cordex explored the Sand Springs area also but never acquired the property. They collected 25 rock chip samples with anomalous samples assaying as high as 31,722 ppb gold (0.93 ozs Au/t). Fifteen of the 25 samples (60%) assayed greater than 100 ppb gold. Their high silver value was 4.2 ozs Ag/t.
Cordex did not analyze for base metals.

     Miranda USA became interested in the area when Larry McIntosh brought it to their attention. Ed Chipp did a field review of the area in September 1997 with Larry McIntosh and recommended to Miranda USA that they conduct more detailed work on the property. Detailed geologic mapping was completed along with collecting 34 rock chip samples and collecting 242 soil samples. In addition to the mapping and geochemical sampling, nineteen line miles (30 kms.) of ground magnetic survey were completed. Lines were 4,200 feet (1,280 meters) long and oriented N65W. Lines were 200 feet (61 meters) apart and station spacing was 50 feet (15 meters). Field


                                                   6

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FIGURE 2 - SAMPLE LOCATION MAP

<PAGE 30>

work on the property was conducted during the months of November and December of 1997.

REGIONAL GEOLOGY

     The Stillwater Range trends northerly through the center of Churchill County, from Sand Springs Summit on U. S. 50 into Pershing County. The range contains several units of deformed Mesozoic rocks separated by thrust faults and is the center of a large complex of Cretaceous mafic igneous rocks and a succession of volcanic and intrusive rocks of Cenozoic age (Willden and Speed, 1974). Fold axes in the layered Cenozoic rocks trend northward (Page 1965).

     The principal rock units in the Sand Springs Range, the continuation of the Stillwater Range south of the highway, are volcanic sedimentary rocks of Triassic and Jurassic age, Cretaceous granitic rocks, and Tertiary volcanic rocks. The Sand Springs Range contains the largest exposed pluton in Churchill County, a composite body of granodiorite and quartz monzonite radiometrically dated at 76-80 m.y. (Nevada Bureau of Mines, 1964). Tertiary volcanic rocks overlie the intrusive complex in the vicinity of Sand Springs Summit.

LOCAL GEOLOGY

Stratigraphy

     Willden and Speed (1974) have assigned 4 map units to a Triassic or Jurassic age based on stratigraphic position, fossil content, and similarities to lithologies of known age. These map units are: -1) volcaniclastic rocks and limestone; 2) hornfels, phyllite, and schist; 3) limestone and marble and; 4) basaltic tuffs. The first unit is known to be no older than Triassic. Granitic rocks are primarily of Jurassic age with some minor Tertiary-aged granitic rocks exposed on the east slope of the Stillwater Range. Tertiary units consist of rhyolite tuffs to welded tuffs that are overlain by younger basalts.

     The above units represented on the Sand Springs property include the unit 1 Triassic limestone, unit 2 phyllite and schist, Jurassic rocks of diorite composition, Tertiary rhyolite tuffs and basalt flows (Fig. 3). The unit 1 limestone forms the lower most sedimentary rock exposed in the project area. The limestone is light to medium gray, is medium to thick bedded, and is locally marbleized adjacent to the intrusive diorite contact. It crops out in an area approximately 1,600 feet (490 meters) long in a north-northeast direction by a maximum of 800 feet (245 meters) in width. The stratigraphic thickness of limestone as exposed at the Sand Springs property is approximately 225 feet (70 meters). The limestone is bounded to the west and north by diorite. Overlying the limestone are metasedimentary rocks consisting of phyllite, biotite schist, and metaclastic conglomerate (Fig. 4). In the lower part of the metasedimentary section the principal rock is the quartz-muscovite phyllite, which is a light gray to greenish gray rock that is interbedded with a dark brown, fine to medium grained, quartz pebble metaconglomerate. This metaconglomerate is schistose in appearance, especially near shear structures. The biotite schist


                                                   8

<PAGE 31>


FIGURE 3 - GEOLOGIC MAP

<PAGE 32>

FIGURE 4 - CROSS SECTION MAP

<PAGE 33>

is most common in the upper part of the metasedimentary section that occurs on the property. This rock is dark gray to black, fine grained, and calcareous. The stratigraphic thickness of the metasedimentary rocks is a minimum of 1800 feet (550 meters) as exposed in the project area. The limestone and metasedimentary units strike N10?E to N40?E and dip 35? to 40? E.

     The diorite intrudes the metasedimentary rocks and is presumed to be Jurassic to Cretaceous in age. It has not been observed intruding the volcanic rocks. The diorite is dark gray to dark greenish gray, coarse grained crystalline, and commonly pyritized throughout the area.

     Tertiary rhyolite tuffs and welded tuffs are widespread in the western and southern part of the project area. Tuffs strike easterly and dip shallowly to the north. Overlying the rhyolite tuffs and capping the metasedimentary rocks locally are an extensive layer of thick Tertiary basalts. The basalts primarily occur in the western part of the project area and westward and are post-mineral.

Structure

     Mesozoic structures of Early and Middle Jurassic age in the Stillwater Range are primarily folds and thrust faults oriented along a west-northwest axial trend with a vertical to south dip (Willden and Speed, 1974). These structures are in turn folded and faulted by a younger tectonic episode that has a northerly axial trend. Cretaceous age diorite intrusions in the project area has deformed and metamorphosed the sedimentary sequence of rocks and has made it difficult to follow any continuity of structures.

     In the Sand Springs project area the most apparent structure is a north-northeast striking shear zone that cuts the limestone and diorite intrusive along the western part of the property. The shear zone can be followed for at least 2,200 feet (670 meters) in length in these two rock units and is up to 600 feet (185 meters) wide. The shear zone is marked by abundant quartz veins and quartz-tourmaline veins. The veins strike north-northeast and dip steeply west 60? to 85?. The veins range in thickness from a few inches to 2 feet (0.6 meter). The longest quartz ? tourmaline vein zone can be found in the diorite along a ridge near the limestone contact. This particular vein is approximately 600 feet (185 meters) long and is 1 foot (.3 meter) thick. Most of the quartz-tourmaline veins are discreet veins which can not be followed for more than a few tens of feet. Veins can be inferred to be more continuous due to the continuity of shear and fault structures.

     There is strong evidence that the shearing has continued to the south-southwest into the rhyolite tuffs that bound the limestone and diorite along their southern contact. The rhyolite tuffs are strongly sheared but there are no quartz +/- tourmaline veins filling any of the sheer structures.

     Low-angle ductile shears related to emplacement of the diorite intrusive body form in the overlying limestone unit. These shears are discontinuous and are up 10 feet thick (3 meters). There are also an abundant amount of west-northwest striking faults and joints throughout the

<PAGE 34>


project area. In the southwestern part of the project there is an epithermal vein that also strikes west-northwest. The contact between the limestone and diorite with the rhyolite tuff to the south is a major post-mineral fault. This fault strikes N60?W and is covered by alluvium to the southeast and is covered by basalt to the northwest. Mapping of the basalt capped hills to the west of the project area indicates that displacement along the fault could be in the range of 400-500 feet (120-150 meters). The southern block is the downdropped block.

Alteration

     Besides the apparent metamorphism of the sediments by the emplacement of the Cretaceous diorite intrusive there is alteration related to skarn mineralization. Skarn alteration occurs primarily in the lower part of the limestone unit adjacent to the diorite intrusion. Skarn-altered areas are narrow and elongated zones that strike north-northeast and dip easterly which mimics the attitude of the limestone beds. Like the quartz +/- tourmaline veins, the skarn altered zones are discontinuous but can be followed up to 300 feet (90 meters) in length. Skarn minerals include diopside, epidote, and garnet. The skarn is also pyritic throughout the entire area. Skarn is locally anomalous in gold.

     Strong oxidation along faults and shears is common throughout the project area and well beyond its limits. Anomalous gold values are often associated with gossan deposits which occur locally on north-northeast striking structures and along ductile shears.

     Silicification is a minor alteration component of the mineralizing system. The gossanous zones are often variably silicified. Wallrock immediately adjacent to the quartz-tourmaline veins is also silicified. No significant jasperoid bodies were found within the limestone. Some strong silicification, but minor in extent, was associated with the northwest striking quartz vein found in the rhyolite in the southwestern part of the area.

     The rhyolites are bleached and argillized throughout the area in varying amounts. The pervasive and widespread character of argillization may be an indication of the size and intensity of the mineralizing system. In the project area, the rhyolite tuffs crop out in all corners of the claim block. The rhyolites also extend to the west, far beyond the limits of the claim block. All of them are argillized to some extent. The Tertiary rhyolite tuffaceous rocks that occur adjacent to the diorite, either west or south, are strongly argillized. Farther south, in the southwestern part of the project in the vicinity of the northwest-striking vein there are many northwest and north-northeast striking faults and fractures that are argillized while the wallrock is only weakly altered to not altered at all.

     The widespread extent of argillic alteration and oxidation strongly suggests that the mineralizing system is large. The strongly-argillized faults and fractures of the southwestern part of the area indicates that mineralization might be deep, but does occur as reflected in rock chip geochemistry being anomalous in gold and mercury.

<PAGE 35>


Mineralization

     Gold mineralization is associated with quartz +/- tourmaline veins and skarn mineralization. As mentioned above the most prominent quartz +/- tourmaline vein is approximately 600 feet (185 meters) long and 1 foot (0.3 meters) thick. Other veins range in thickness from a few inches to 2 feet (0.6 meters) thick but are considerably shorter. The quartz +/- tourmaline veins are anomalous in gold and weakly anomalous in mercury but not in silver.

     Gold mineralization in skarn is associated with pyrite-bearing altered rock. Skarn mineralization occurs in the lower parts of the limestone that is adjacent to the diorite as previously mentioned. Gold anomalies in the skarn are weaker than in the quartz +/- tourmaline veins. In the northwestern part of the property the quartz-tourmaline veins and skarn mineralization represent the primary gold-bearing features.

     In the southwestern part of the area mineralization is represented by a small epithermal quartz vein that is weakly anomalous in gold but strongly anomalous mercury.

RESULTS

Rock Chip Samples

     Miranda collected 34 random rock chip samples during their studies of the area. Rock chip assay results from the quartz +/- tourmaline veins ranged from 0.0002 ozs Au/t to 0.217ozs Au/t. Seven samples were collected from skarn mineralized rocks. Assay values from these samples ranged from 0.0004 ozs Au/t to 0.065 ozs Au/t. Two of the epithermal quartz veins in the southwestern part of the property contained gold values of 0.008 ozs Au/t and 0.009 ozs Au/t, but contained 14.994 ppm Hg and 34.940 ppm, respectively. Of the 7 samples collected from skarn, one assayed
1.2 % Cu. All together, 18 of the 34 samples (53%) contained between 0.003 ozs Au/t to 0.21 ozs Au/t and 4 of the 34 samples (12%) contained between 0.1% Cu to 1.2% Cu..

     While the quartz +/- tourmaline veins were more anomalous in gold than the skarn samples, neither of these host rocks had significant mercury values. Mercury was anomalous in the volcanic hosted epithermal zone to the southwest.

Soil Samples

     Gold anomalies in the soil samples were confined to the soil lines that were over the metasedimentary rocks and the diorite which were the northern 2 lines (10600N, 11200N). These 2 lines were also anomalous in copper and arsenic. Gold and copper anomalies ranged from 0.0015 ozs Au/t to 0.016 ozs Au/t and 0.011 % Cu and
0.184 % Cu. Soil sample were also anomalous in arsenic. Contours of these elements trend northeast (Plates 1, 2, and 3). Mercury exhibits anomalies throughout the soil grid. When the anomalies are contoured they form a strong north-northeast trending mercury zone that correlates with the shear zone that strikes in

<PAGE 36>


the same direction.

Magnetometer Survey

	A magnetometer survey was conducted during December 1997. A total of 19 line miles (30 kms.) were surveyed. The lines were oriented N65W and were spaced 200 feet (60 meters) apart. Station spacing on the lines was 50 feet (15 meters).

	The magnetometer survey primarily picked-up the post-mineral basalt flows that cover parts of the rhyolite tuffs and the metasediments throughout the project area. In particular, neither the diorite intrusive or the skarn altered areas were magnetically anomalous. There was no more than a 60 gamma increase over the surrounding area. The major northwest striking fault that separates the diorite and limestone from the rhyolite tuff to the south shows as a weak magnetic low. Associated with this low is a soil mercury anomaly. There is also a weak low on the southern part of the property, which strikes northwest. There is also a mercury anomaly associated with this magnetic low.

	Overall, the results of the magnetic survey show none to weak responses over rocks that on the surface are mineralized and altered. It would be hard to pick out targets based on the magnetic survey alone.

CONCLUSION AND RECOMMENDATIONS

Evaluation of the Sand Springs property has resulted in the discovery of two gold-bearing areas in the western and southwestern part of the claim block. In the western area, anomalous gold values are hosted in the quartz +/- tourmaline veins that occur in the diorite and limestone, and skarn mineralized zones in the limestone adjacent to the diorite. The target for this style of mineralization would be the skarn mineralization in the limestone at the diorite contact. This target is a near surface target and could be tested with drill holes of less than 300 feet (90 meters).

The southwestern target would be along the southern trend of the shear zone under the rhyolite tuff cover. This target would extend from the northwest striking fault contact of the diorite and limestone with the rhyolite to the south near the intersection of the northwest striking epithermal quartz vein. This target has low gold in rock chip samples but has anomalous mercury in rock and soil. The low gold geochemical anomaly and the downdropped displacement along the northwest fault suggests that mineralized rock is deeper and that drill testing this target will require drilling in excess of 500 feet (150 meters).

The copper anomalies intersected in Pegasus' drill holes PSS-12-93 and PSS-13-93 were not followed-up. The intercepts in the two holes are along a north-northeast strike and it would be a straight forward proposition to test this anomalous zone along trend.

Skarn mineralization has been previously tested by drilling but only 2 drill holes were located in what appears to be the best target of the area. One of those holes (PSS-94-4)

<PAGE 37>

intersected 10
feet (3 meters) of 0.14 ozs Au/ton. This mineralized intercept was never followed up. The second drill hole (PSS-94-1) did not intersect any significant mineralization. This leaves the skarn mineralized target and the quartz +/- tourmaline vein zone open for discovery. The rhyolite tuff covered target has never been drill tested and it is likely that it has never been explored.

Positive results from Miranda's exploration program suggests that there is evidence of a skarn-hosted gold deposit on the property and that untested drill targets remain and need to be tested. The following table summarizes the costs involved in a three-phased trench and drill program at Sand Springs. The first phase involves a trenching program that will be used to locate and justify a two-phased drilling program.

Proposed Work Program

                    Cost/unit   Total    Description
Phase I

Geologist   10 days    $300     $3,000    Permitting and the work
Expenses     6 days    $ 80     $  500    Room and Board
             6 days    $ 50     $  300
Backhoe                         $3,240    Trenches
Assaying   50 samples  $ 25     $1,300
Reporting                       $  700    Final Report
Contingency                     $  900    Road reclaim, revegetation
                                ------

Total Phase I                   $9,940
                                ------


                                                   15
<PAGE 38>



                     Cost/unit  Total     Description
Phase II

Geologist     10 days   $300    $3,000    Drill site location, supervision
Permitting     1 day    $300    $  300    BLM permitting
Road Work      2 day  $1,200    $2,400    Road consturction, reclamation
Drilling   3000 feet    $ 10   $30,000    Drilling
Assays    600 samples   $ 10   $ 6,000    Au, Ag, Cu
Land/Claim                     $ 1,800    Maintenance fee
Reporting      5 days   $250   $ 1,250    Final report
                               -------
Sub-Total                      $44,750.00
Contingency      5%            $ 2,237.50
                               ----------
Total Phase II                 $46,987.50
					-----------

-------------------------------------------------------------------------

Phase III

Geologist      20 days   $300   $ 6,000   Drill Supervision
Drilling     6,000 feet  $ 10   $60,000   Drilling
Assays     1,200 samples $ 10   $12,000   Au, Ag, Cu
Reporting       5 days   $250   $ 1,250   Final Report
Reclamation     2 days $1,200   $ 2,400   Road reclaim, revegetation
                                -------
Sub-Total                       $81,650.00
Contingency       5%            $ 4,082.50
                                ----------
Total Phase III                 $85,732.50
                                ----------
-------------------------------------------------------------------------


                                                   16

<PAGE 39>



REFERENCES

Arizona Geological Society, 1987, Walker Lane Report

Campbell, Bill, 1997, Security Guard at Summit King Mine

Page, B. M., 1965, Preliminary geologic map of part of the
     Stillwater Range, Churchill County, 	Nevada: Nevada Bureau
     of Mines, Map 28

Pegasus Gold Corporation, 1993, Sand Springs Project Drill
     Summary

Vanderburg, W. O., 1940, Reconnaissance of mining districts in
     Churchill County, Nevada: U. S. Bureau of Mines, Information
     Circular 7093

Willden, Ronald, and Speed, Robert C., 1974, Geology and Mineral
     Deposits of Churchill County, Nevada: Nevada Bureau of Mines and Geology: Bulletin 83


                                                   17

<PAGE 40>


APPENDIX 1 - ROCK CHIP ASSAYS

                                                   18

<PAGE 41>


APPENDIX 2 - SOIL ASSAYS

                                                   19

<PAGE 42>


PLATE 1 - GOLD SOIL GEOCHEM MAP

                                                   20

<PAGE 43>


PLATE 2 - COPPER SOIL GEOCHEM MAP

                                                   21

<PAGE 44>


PLATE 3 - MERCURY SOIL GEOCHEM MAP

                                                   22